06003664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2006

SEC FILE NUMBER
~~8-020373~~

8-38264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LaSalle Financial Services, Inc. (formerly ABN AMRO Financial Services, Inc.)

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 South LaSalle Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Paulus (312) 904-4546
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 27 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/25

Oath or Affirmation

I, Thomas Paulus, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of LaSalle Financial Services, Inc. (formerly ABN AMRO Financial Services, Inc.), as of December 31, 2005, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas Paulus
Controller

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2010

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors Supplemental Information:
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report Describing any Material Inadequacies Found to Have Existed Since the Date of the Previous Audit
- [ ] (o) Independent Auditors' Supplementary Report on Internal Control
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
LaSalle Financial Services, Inc.

We have audited the accompanying statement of financial condition of LaSalle Financial Services, Inc. (formerly ABN AMRO Financial Services, Inc.) (the Company) as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LaSalle Financial Services, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 17, 2006

Statement of Financial Condition

	December 31 2005
Assets	
Cash and Cash Equivalents	$ 6,862,266
Cash Segregated for Regulatory Purposes	1,443,597
Securities Purchased Under Agreements to Resell - Affiliate	61,189,359
Securities Owned	208,331,362
Receivables from Brokers, Dealers and Clearing Organizations	39,297,367
Other Assets	13,556,050
Total Assets	$ 330,680,001
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to Brokers, Dealers and Clearing Organizations	$ 15,094
Payable to Affiliates	3,044,457
Securities Sold Under Agreements to Repurchase - Affiliate	15,567,450
Securities Sold, Not Yet Purchased - Affiliate	62,155,551
Accrued Compensation and Benefits Payable	23,296,772
Accounts Payable	1,547,654
Other Liabilities	8,003,606
Total Liabilities	113,630,584
Stockholder's Equity	217,049,417
Total Liabilities and Stockholder's Equity	$ 330,680,001

See Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

LaSalle Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of LaSalle Bank N.A. (the Parent), which is an indirect subsidiary of ABN AMRO North America Holding Company (Holding), which is a wholly owned subsidiary of ABN AMRO Bank N.V. (ABN AMRO Bank).

The Company provides brokerage services for securities, mutual funds, annuities, and insurance products to the customers of ABN AMRO Bank's United States subsidiaries and branches including the Parent and LaSalle Bank Midwest N.A. (formerly Standard Federal Bank N.A.). In addition, the Company participates in the trading, underwriting and distribution of fixed income securities to financial institutions and corporations. On a fully disclosed basis, the Company introduces all of its securities and mutual fund trades for clearance to an affiliated broker-dealer, ABN AMRO Incorporated, and a nonaffiliated broker-dealer who are responsible for the securities settlement and customer confirmation processes. The Company promptly transmits all customer funds and securities to its clearing brokers. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

Effective October 3, 2005, ABN AMRO Incorporated transferred its Fixed Income Trading and Sales book to the Company.

On September 12, 2005, ABN AMRO Financial Services, Inc. changed its name to LaSalle Financial Services, Inc.

2. Significant Accounting Policies

Use of Estimates: Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Customer Transactions: Customer transactions are recorded on a settlement-date basis.

Income Taxes: The Company files a consolidated income tax return with Holding, and remits to Holding its share of the current tax liability. The income tax provision is determined on a separate legal entity basis based on the results of operations of the entity.

Cash and Cash Equivalents: The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2005, approximately $5.4 million was held with affiliates.

Cash Segregated for Regulatory Purposes: At December 31, 2005, approximately $1.4 million was held in a segregated account with a third party.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase: Securities purchased under agreements to resell (resale agreements), and securities sold under agreements to repurchase (repurchase agreements), are accounted for as collateralized financing transactions and are recorded at the amounts for which the securities will subsequently be resold or repurchased, plus accrued interest.

Resale and repurchase activities are generally transacted under master repurchase agreements with the Parent or Affiliate that give the Company the right, in the event of default, to liquidate collateral held. However, as of December 31, 2005, there were no resale or repurchase agreements with the Parent. Resale and repurchase agreements are reported on a net basis where the agreements are with the same counterparty, are executed under master repurchase agreements, have the same maturity date, and use common clearing facilities.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are recorded at fair value or contract amounts on the Company's Statement of Financial Condition. Financial instruments recorded at fair value include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and others and securities purchased under agreements to resell. Financial instruments carried at contract amounts, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

Accounting Changes and Error Corrections: In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ('SFAS') No. 154, *Accounting Changes and Error Corrections*. This statement replaces APB Opinion No. 20, *Accounting Changes* and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle and corrections of errors. SFAS 154 is effective for fiscal years beginning after December 15, 2005. Adoption is not expected to have a material impact on the U.S. GAAP information in the Company's financial statements.

Revenue Recognition Policies:

Commissions: Commissions primarily include fees from executing and clearing client transactions. These revenues and related clearing expenses are recognized on a trade-date basis.

Principal Transactions: Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are stated at market or fair value. The Company's valuation policy is to use quoted market prices from independent sources where they are available and reliable. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, or quoted prices for instruments with similar characteristics. Unrealized gains and losses on securities owned and securities sold, not yet purchased are reflected in principal transactions in the statement of operations.

Investment Banking: Underwriting revenue include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking advisory fees are recorded when the services to be performed are completed, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Interest Revenue/Expense: The Company recognizes contractual interest on securities owned, securities sold, not yet purchased and secured financing transactions on an accrual basis as a component of interest revenue and interest expenses, respectively.

3. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Included in the receivables from brokers, dealers, and clearing organizations are unsettled proprietary trades. Included in payables to brokers, dealers, and clearing organizations are the amounts due to the clearing broker for proprietary futures contracts positions.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

4. Securities Owned

Securities owned are recorded at market or fair value and consist of the following at December 31, 2005:

U.S. Government and Agency Obligations	$ 28,511,776
State and Municipal Obligations	38,886,713
Corporate Obligations	140,580,211
Bankers Acceptances, Certificates of Deposit, and Commercial Paper	352,662
Total	$ 208,331,362

The interest rate risk of these positions is managed through the use of exchange traded Treasury futures contracts.

Included in securities owned is a $6.0 million U.S. Treasury bill segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Securities and Exchange Commission's Rule 15c3-3.

5. Subordinated and Other Borrowings

The Company has a $1.9 billion revolving credit facility with ABN AMRO Bank. The facility expires on January 1, 2006, but allows for automatic one-year extensions upon the anniversary date of the facility at the lender's option. Interest on overnight borrowings accrues at the lower of the cost of funds plus 1/8% or the Federal Funds rate plus 1/8%. Interest on borrowings that are longer than overnight accrue at an agreed upon rate. At December 31, 2005, the Company had $1.2 million drawn against this facility.

The Company had no subordinated borrowings throughout 2005.

6. Income Taxes

The net deferred income tax asset as of December 31, 2005, is as follows:

Deferred Income Tax:	
Assets	$ 2,878,745
Liabilities	(104,016)
Net Deferred Income Tax Asset	$ 2,774,729

The 2005 net deferred asset is recorded in other assets and relates primarily to intangible assets and various compensation plans. Management has determined that no valuation allowance is necessary for the deferred tax asset at December 31, 2005, as it is anticipated that the asset will be realized.

7. Benefit Plans

Group Retirement Plan: ABN AMRO Bank sponsors a noncontributory, defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit Sharing and Savings Plan: ABN AMRO Bank sponsors a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the respective ABN AMRO Bank subsidiary. In addition, the respective ABN AMRO Bank subsidiary may allocate a portion of its net profits to employees' accounts in the plan.

Group Welfare Plan: ABN AMRO Bank provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense when paid.

Retiree Medical Health Plan: ABN AMRO Bank sponsors a defined benefit plan providing an optional retiree medical insurance program to its U.S. retirees under Section 401(h) of the Internal Revenue Code. The 401(h) plan assets mainly consist of investments in fixed income and equity mutual funds and are available only for the payment of retiree medical benefits. These retiree programs are first available to retirees at age 65 with 5 years of service. All covered retirees are required to contribute to the cost of their coverage, and the provisions of the plan may change at the discretion of ABN AMRO Bank.

8. Collateral Policy

The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned, plus accrued interest, to collateralize securities purchased under resale agreements. The Company monitors daily the market value of the underlying securities that collateralize the related receivable on resale agreements, including accrued interest, and requests additional collateral when deemed appropriate.

In certain circumstances, the collateral securities are received on terms that permit the Company to pledge or sell the securities to others. At December 31, 2005, the Company obtained securities with a fair value of approximately $60.4 million on such terms of which none have been either pledged or otherwise transferred to others.

9. Related Party Transactions

On October 3, 2005, ABN AMRO Inc. transferred its underwriting, sales and trading activities in Investment Grade Bonds, U.S. Agency Securities, Commercial Mortgage Backed Securities and the distribution of Asset Backed Securities to the Company. The related portfolio was purchased at market value on October 3, 2005 of $35.7 million, therefore resulting in no goodwill or other intangible assets associated with the transfer. The purchase of the portfolio is included in the Securities Owned, Securities Sold, not Yet Purchased and Receivables from Broker Dealers accounts in the accompanying Statement of Cash Flows.

Resale and repurchase agreements with Affiliates at December 31, 2005, were $61.2 million and $15.6 million, respectively, all of which are due January 2006. Interest income and interest expense from these agreements with Affiliates for the year ended December 31, 2005, were $2.4 million and $0.3 million, respectively.

Directors, officers, and affiliates of the Company have brokerage accounts introduced by the Company to the clearing broker, or had other transactions with the Company in the ordinary course of business. All transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated customers, and did not involve more than normal risk of collectibility or present other unfavorable features.

The Company maintains lease agreements with various affiliates where the respective affiliate charges the Company for the use of office space. The charges are based on a percentage of the Company's adjusted sales revenue. The leases are cancelable or renewable with 30 days' notice at the option of the Company.

10. Commitments and Contingencies

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the Company's financial statements.

In the normal course of business, the Company enters into underwriting and other commitments. The ultimate settlement of such transactions open at year-end is not expected to have a material effect on the financial statements of the Company.

11. Concentration Risk

The Company is subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including governments, issuers located in a particular geographic area, or issues engaged in a particular industry. Positions taken and commitments made by the Company, including underwriting, often involve substantial amounts and significant exposure to individual issuers and businesses. At December 31, 2005, the Company's most significant concentrations are related to U.S. government and corporate obligations inventory positions. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements consists of securities issued by the U.S. government and agencies corporations. The Company seeks to limit concentration risk through the use of risk and credit systems, monitoring and procedures.

12. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

13. Regulatory Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. The alternative method requires the Company to maintain a minimum net capital of $250,000. At December 31, 2005, net capital of approximately $183.4 million was approximately $183.1 million in excess of required net capital.